Exhibit 99
                     Letter to Stockholders Relating to the
                 Dividend Reinvestment and Stock Purchase Plan


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[GRAPHIC OMITTED]  FIRST UNITED
                   Corporation


To Our Shareholders:

         We are pleased to send you this Prospectus describing the amended Dividend Reinvestment and Stock Purchase Plan being offered by First United Corporation. The original Plan provides that we can amend it at any time, and we have taken the opportunity to update the Plan to bring current certain information. The material features of the Plan have not changed, and the Plan continues to provide our shareholders with a convenient way of investing cash dividends and making optional cash investments in shares of our Common Stock at market prices. The date of the Prospectus is August 22, 2002.

         The investment options offered under the Plan are:

          o Full Dividend Reinvestment - Reinvest dividends paid on all shares held.

          o Partial Dividend Reinvestment - Reinvest dividends paid on less than all shares held and continue to receive cash dividends on the other shares.

         Participants may also elect to make additional cash investments of a minimum of $50 and up to an aggregate of $10,000 per calendar quarter.

          o Optional Cash Investment Only - Invest by making optional cash investments at anytime at a minimum of $50 and up to an aggregate of $10,000 per calendar quarter without the necessity of reinvesting dividends on shares held.

         You may enroll in the Plan through Investor ServiceDirect (R) at www.melloninvestor.com or by completing the enclosed Authorization Form and returning it to Mellon Bank, N.A., P.O. Box 3338, South Hackensack, NJ 07606-1938. If you are already enrolled and wish to continue participating in the Plan, you need to do nothing.

         All of us at First United appreciate the confidence you and our other investors have shown in our ability to provide an uncommon commitment to service and solutions for our customers, while at the same time meeting our investors' expectations. We look forward to the opportunity to serve both your financial services needs and your wishes as a shareholder of First United Corporation.

                                   Sincerely,

                                   /s/ William B. Grant

                                   WILLIAM B GRANT
                                   Chairman and Chief Executive Officer